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Writer’s Direct Contact 858/720-5173 MSteiner@mofo.com

April 27, 2006

Via Edgar and Overnight Mail

Ms. Effie Simpson
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Genius Products, Inc. - Staff Comment letter dated April 21, 2006
Form 8-K dated April 15, 2006 filed April 20, 2006
File No. 0-27915

Dear Ms. Simpson:

On behalf of Genius Products, Inc. (the “Company”), we are writing to respond to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in the letter dated April 21, 2006 regarding the Company’s Form 8-K dated April 15, 2006 filed April 20, 2006.

Concurrently with the filing of this letter, we are providing you with a courtesy copy of an amendment to the Company’s Form 8-K dated April 15, 2006 filed April 20, 2006 (the “Form 8-K/A”).

The numbered responses set forth below contain each of the Staff’s comments, and our responses follow below each numbered comment.

Ms. Effie Simpson
April 27, 2006
Page Two

Staff Comments and Company Responses:

1. Comment: In your Form 10-K for the year ended December 31, 2005, filed on 4/17/06, you state that Singer, Lewak Greenbaum & Goldstein, your independent accountants, discovered and brought to the attention of management errors in the financial statements and control deficiencies, that are summarized in Form 10-K as well as Form 8-K filed on 4/20/06. Pursuant to the requirements of Item 4.02 of Form 8-K, you should provide the independent accountant with a copy of the related disclosures no later than the date these disclosures are filed with the Commission, and request that the independent accountant furnish you as promptly as possible a letter addressed to the Commission stating whether they agree with your statements.

Response: The Company has complied with this requirement.

2. Comment: File an amendment of your previously filed Form 8-K that discusses the fact that it was your independent accountant that informed you of the aforementioned issues.

Response: The Form 8-K/A has been drafted in accordance with the Staff’s comment.

3. Comment: Furthermore, the amendment should include the accountant’s letter as an exhibit as soon as possible. Note that the amendment and letter should be filed no later than two business days from receipt of this letter.

Response: The Company has complied with this requirement.

*      *      *      *      *

In connection with the Company’s responses to the Staff contained herein, we hereby represent, on behalf of the Company, that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced in this letter;

• Staff comments or changes to disclosure in the Company’s responses to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing referenced in this letter; and

Ms. Effie Simpson
April 27, 2006
Page Three

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (858) 720-5173. Our facsimile number is (858) 720-5125. Thank you.

Best regards,

/s/ R. Matthew Steiner

R. Matthew Steiner

Enclosures

cc:	Mr. Bob Benton — Securities and Exchange Commission
Mr. John Mueller — Genius Products, Inc.
Mr. Michel Urich — Genius Products, Inc.
Mr. Allen Sussman — Morrison & Foerster LLP